February 3, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Comcast Corporation and NBCUniversal Media, LLC have made disclosure pursuant to such provisions in their Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on February 3, 2017.

Sincerely,

Comcast Corporation

By:	/s/ Lawrence J. Salva
Name:	Lawrence J. Salva
Title:	Executive Vice President and Chief Accounting Officer

NBCUniversal Media, LLC

By:	/s/ Lawrence J. Salva
Name:	Lawrence J. Salva
Title:	Executive Vice President